Dhiya El-Saden Direct: +1 213.229.7196 Fax: +1 213.229.6196 DElSaden@gibsondunn.com

December 7, 2011

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington D.C. 20549-3628

Attention: Christina Chalk

Re:	Comment Letter dated November 29, 2011 regarding PDL BioPharma, Inc.’s Schedule TO-I Filed on November 15, 2011 CIK Number 0000882104

Dear Ms. Chalk:

This letter is submitted on behalf of PDL BioPharma, Inc. (the “Company”) in response to your letter dated November 29, 2011 (the “Comment Letter”), regarding our response letter dated November 23, 2011 and the Company’s Schedule TO-I (CIK Number 0000882104) filed with the Securities and Exchange Commission (the “Commission”) on November 15, 2011 (the “Schedule TO”). The Company has endeavored to respond fully to each of your comments and questions. For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text. We have filed today with the Commission Amendment No. 1 to the Schedule TO-I (“Amendment No. 1”), which includes as an exhibit a Supplement (the “OM Supplement”) to the Offering Memorandum dated November 15, 2011, which was attached as Exhibit (a)(1)(i) to the Schedule TO-I (the “Initial Offering Memorandum”).

General

1.

Refer to comments 1-3 in our original comment letter dated November 17, 2011. In your responses to those comments, you express the view that the financial statements required pursuant to Item 10 of Schedule To and Item 1010 of Regulation M-A are not required in the filing, but have been incorporated by reference “for informational purposes” only. We are not persuaded that financial statements are not material in the context of this offer. As you know, you fall outside the “safe harbor” for omission of financial statements set forth in Instruction 2 to Item 10 of Schedule TO. In several places in the offering memorandum, including where you discuss the fact that the Company is not making a recommendation to note holders with respect to the offer, you advise holders to read both the offering memorandum “and the other documents incorporated by reference” in making a tender decision. This would seem to indicate that such information is material.

In addition, one of the risk factors in the offering memorandum (on page 18) specifically advises that the accounting rules applicable to the new notes differ because the new notes may be settled in cash, and notes that this change “will impact our financial results.” As we’ve indicated in our prior comments, while you may incorporate by reference financial statements provided in previously-filed periodic reports, you must provide the summary financial statements required by Item 1010(c) of Regulation M-A in the disclosure document that is disseminated to note holders.

As noted in response to comments 1-3 in your comment letter dated November 17, 2011 (your “Initial Comment Letter”), the Company does not believe that the Company’s financial condition is material to a note holder’s decision on whether to tender the old notes for new notes. Further, while the Offering Memorandum dated November 15, 2011 references documents incorporated by reference and the fact that the cash settlement feature of the new notes will impact financial results, in neither instance does the Company state that those items are material to a decision to tender. Nevertheless, the OM Supplement, which will be disseminated to note holders, provides summary financial statements that comply with the requirements of Item 1010(c) of Regulation M-A.

2.	See comment 3 in our original comment letter and your response. Note that the 10% materiality threshold in Item 503(d) of Regulation S-K that you cite is not applicable since you are not receiving proceeds in the offer. If you continue to believe presenting pro forma ratios of earnings to fixed charges is not material to note holders, tell us why.

While the Company does not acknowledge that the requested pro forma ratios are material to a decision to tender, the OM Supplement provides these pro forma ratios.

3.	Refer to comment 3 in our original comment letter. We continue to believe pro forma information required by Item 1010(b) of Regulation M-A may be material to note holders and would provide more information and greater transparency than the existing Capitalization table on page 27. For example, pro forma financial information under Item 1010(b) provides note holders with the detailed impact on your balance sheet, income statements, and EPS and would explain in a footnote how/why you are allocating debt and equity for the new notes, the nature of items impacting earnings and how they were computed, your accounting treatment for the $990,000 estimated fees and expenses associated with this offer, and the computations supporting diluted EPS. Please refer to Article 11 of Regulation S-X for guidance on presenting pro forma financial information.

As noted in response to comment 3 of your Initial Comment Letter, the Company does not believe that the pro forma information required by Item 1010(b) of Regulation M-A is material to a note holder’s decision to tender. However, the OM Supplement provides this pro forma financial information.

4.	In connection with Comments 2 and 3 above concerning pro forma financial information, please be mindful that the absence of quantitatively material changes from the related historical amounts may in itself provide useful information to note holders. Where the pro forma impact is quantitatively immaterial, you might consider merely disclosing that those pro forma measures do not differ materially from the historical amounts, in which case please provide us your analysis supporting that conclusion.

As noted in response to comment 3 above, the OM Supplement provides the pro forma financial information required by Item 1010(b) of Regulation M-A.

5.	As previously requested, in your response letter, tell us how you will disseminate the amended disclosure in a manner reasonably calculated to inform target note holders about the new information.

The OM Supplement will be disseminated by the filing of Amendment No. 1 electronically on EDGAR. In addition, the Company’s information agent for the exchange offer, Georgeson Inc. (“Georgeson”), will mail hard copies of the OM Supplement to all record and beneficial holders that received hard copies of the Initial Offering Memorandum, and, if there are any persons who became record holders after the initial mailing or if the Company becomes aware of any new beneficial holders, Georgeson will mail them hard copies of both the Initial Offering Memorandum and the OM Supplement. Pursuant to Amendment No. 1 and the OM Supplement, the expiration time of the exchange offer has been extended by one business day so that there will be at least five business days from the dissemination of these materials to the expiration of the exchange offer.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call the undersigned at (213) 229-7196.

Sincerely,

/s/ Dhiya El-Saden
Dhiya El-Saden

cc: Danny Hart, Associate General Counsel, PDL BioPharma, Inc.

4